Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Swift Energy Company and subsidiaries for the registration of debt securities, common stock, preferred stock, depositary shares, warrants and unsecured guarantees of debt securities and to the incorporation by reference therein of our reports dated February 23, 2012, with respect to the consolidated financial statements of Swift Energy Company and subsidiaries, and the effectiveness of internal control over financial reporting of Swift Energy Company and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

June 28, 2012